September 20, 2019

Joseph J. Wolk
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

       Re: Johnson & Johnson
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed January 22, 2019
           File No. 001-03215

Dear Mr. Wolk:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance